Filed Pursuant to Rule 424 (b)(3)
File No.: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED JULY 19, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 19, 2006 (the “Prospectus”) and Supplement No. 1 to the Prospectus, dated July 17, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purpose of this Supplement is to make revisions to the section of the Prospectus captioned, “Material Tax Considerations.”
Revisions to Material Tax Considerations
      The last sentence of the third paragraph under “Material Tax Considerations — Requirements for Qualification as a REIT — Operational Requirements — Asset Tests” is replaced in its entirety with the following sentence:

In evaluating a REIT’s assets, the REIT generally is deemed to own a proportionate share of each of the assets of any partnership in which it invests (such as the Operating Partnership) based on the percentage interest held by the REIT in partnership capital, subject to special rules that are applicable under the 10% asset test (described in clause (iii) above) which take into account the REIT’s interest in certain securities issued by the partnership.
      The third bulleted clause contained in the first paragraph under “Material Tax Considerations — Taxation of Foreign Investors — Sales of Shares” is replaced in its entirety with the following:

•	we are a “domestically controlled REIT,” which generally means that less than 50% in value of our shares continues to be held directly or indirectly by foreign persons during a continuous 5-year period ending on the date of disposition or, if shorter, during the entire period of our existence; provided, however, that even if we are a “domestically controlled REIT,” a Non-U.S. Shareholder may be treated as having gain that is subject to U.S. federal income taxation if the Non-U.S. Shareholder (i) disposes of our common shares within a 30-day period preceding the ex-dividend date of a distribution on our common shares, any portion of which, but for such disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (ii) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.